UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

October 30, 2020

(Date of Report (Date of earliest event reported))

GENERATION INCOME PROPERTIES, INC.

(Exact name of registrant as specified in its charter)

Maryland	47-4427295
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

401 East Jackson Street, Suite 3300

Tampa, FL 33602

(Full mailing address of principal executive offices)

Telephone: (813)-448-1234

(Issuer’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Contribution and Subscription Agreement

On October 30, 2020, Generation Income Properties, Inc. (“GIP”) announced that its operating partnership subsidiary, Generation Income Properties LP, entered into a Contribution and Subscription Agreement (Exhibit 6.1) for the contribution of an approximately 3,500-square-foot building to GIP’s portfolio. The retail single tenant property in Tampa, Florida is valued at approximately $1.8 million and is occupied by The Sherwin-Williams Company.

GIP expects to fund the acquisition with the issuance of 25,535 operating partnership units in Generation Income Properties LP, priced at $20.00 per unit for a total value of $510,700, and the assumption of approximately $1.3 million of existing mortgage debt. The transaction is subject to customary closing conditions and due diligence. The Contribution and Subscription Agreement was entered into with GIP Fund 1, LLC, an affiliate of David Sobelman, the President and Chairman of GIP, and the transaction value was based on a third-party appraisal and the review and approval of GIP’s Nominating and Corporate Governance Committee, which is comprised solely of independent directors.

The foregoing description of the Contribution and Subscription Agreement is summary in nature and is qualified by reference to the full text of the Contribution and Subscription Agreement attached hereto as Exhibit 6.1.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of the federal securities laws. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described Company’s most recent Annual Report on Form 1-K and its other filings with the SEC, which are available at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Item 10.	Exhibits

Number	Description of Exhibit

6.1	Contribution and Subscription Agreement, dated October 28, 2020, between Generation Income Properties, L.P. and GIP Fund 1, LLC

15.1	Press Release dated October 30, 2020

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENERATION INCOME PROPERTIES, INC.

Date: October 30, 2020	By:	/s/ Richard Russell
Richard Russell
Chief Financial Officer